Mail Stop 4561

December 2, 2009

Pamela H. Patsley
Chief Executive Officer
MoneyGram International, Inc.
1550 Utica Avenue South, Suite 100
Minneapolis, MN 55416

      Re: **MoneyGram International, Inc.**
                    Form 10-K for the fiscal year ended December 31, 2008
                    Form 10-Q for the quarterly period ended September 30, 2009
                    File No. 001-31950

Dear Ms. Patsley:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 67

1.   Tell us whether any of your reporting units are at risk of failing step one of the goodwill impairment test (e.g., if it has a fair value that is not substantially in excess of carrying value). If so, tell us what consideration you gave to providing the following disclosures for such reporting unit(s):

   •   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   •   Amount of goodwill allocated to the reporting unit; and
   •   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5 – Fair Value Measurement, page F-23

2.   Your disclosure on page F-24 indicates that you classify cash equivalents within Level 1 in the SFAS No. 157 fair value hierarchy because the estimated fair values approximate their carrying values. Tell us how your basis for the hierarchy classification for each type of instrument included within cash equivalents adheres to the guidance in paragraph 24 of SFAS No. 157.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 17, 2009)

General

3.   You indicate that the information called for by Item 407(e)(4) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled "Compensation Committee Interlocks." We are unable, however, to locate in your definitive proxy statement a section with this title. Please advise, and ensure that future filings include the complete disclosure called for by Item 407(e)(4) under the appropriate caption.

Compensation Discussion and Analysis

Competitive Benchmarking, page 37

4.   You indicate that you use broad-based executive compensation surveys for benchmarking purposes. Please identify the surveys used as well as the component companies included in the surveys, if known. See Item 402(b)(2)(xiv) of Regulation S-K. We note in this regard that you have identified the companies in the 2008 compensation peer group used for benchmarking purposes.

5.   Your disclosure indicates that you engage in benchmarking of certain material elements of executive compensation relative to market data from the compensation peer group companies and broad-based surveys. For each material element of compensation that you benchmark, please ensure that you clearly identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For example, we note the following:

- You disclose beginning on page 37 that prior to 2008 the committee targeted base salary for the company's named executive officers at the median (50th percentile) of the compensation peer group and surveys, and that salary increases for certain named executive officers in 2008 were based in part on "competitive compensation market data." As it appears you engaged in benchmarking of base salaries for 2008, please state where you targeted base salaries relative to the market data for 2008 and where actual base salaries for your named executive officers fell relative to the targeted percentile.

- You state on page 38 that the committee reviewed the target amounts payable to your named executive officers under your annual cash incentive plan "to ensure market competitiveness" of your executive compensation program, and accordingly increased the incentive targets for three executives. If applicable, please state where you targeted cash incentive opportunities and where actual cash incentive payments fell relative to the targeted percentile.

Alternatively, if the committee does not engage in benchmarking with respect to these elements of compensation, please clarify the manner in which it utilizes the market data from the compensation peer group companies and broad-based surveys in determining base salaries and incentive awards.

Annual Cash Incentive Plan

Performance Metrics and Results, page 38

6.   You disclose that you rely in significant part on an "Adjusted EBITDA" metric as a target in determining incentive compensation for your named executive officers. Please disclose how this non-GAAP measure is calculated from your audited financial statements, identifying the adjustments "for certain items as approved by the Committee" to which your disclosure refers. See Instruction 5 to Item 402(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 74

7.   We note that you have not filed all of the schedules and exhibits to the various credit agreements and note purchase agreements that have been incorporated by reference as exhibits to your Form 10-K. As examples only, you do not appear to have provided the commitment schedule, form of notes, and the form of inter-creditor agreement to the Second Amended and Restated Credit Agreement dated as of March 25, 2008, filed as Exhibit 10.33, nor do you appear to have provided the form of inter-creditor agreement to the Second Amended and Restated Note Purchase Agreement dated March 24, 2008, filed as Exhibit 10.48. Please file the missing schedules and exhibits, or explain why you are not required to do so pursuant to Item 601(b)(10)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements (Unaudited)

Note 5 — Investment Portfolio, page 12

8.   We note your disclosure on page 22 that the adoption of the new guidance on other-than-temporary impairments had no material impact on your Consolidated Financial Statements. Tell us what consideration you gave to the additional presentation and disclosure requirements of this new guidance.

Form 8-K Filed October 30, 2009

Exhibit 99.1

9.   We believe the columnar format of your Consolidated Statements of (Loss) Income (as Adjusted), Global Funds Transfer Segment Results (as Adjusted), and Payment Systems Segment Results (as Adjusted) appearing in Exhibit 99.1 of your Form 8-K may create the unwarranted impression to investors that the non-GAAP financial statements have been prepared under a comprehensive set of

accounting rules or principles while also conveying undue prominence to statements based on non-GAAP measures. Please remove those presentations, or explain to us in reasonable detail why retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting additional reconciliations for the individual non-GAAP measures discussed within the text of your earnings release (i.e., adjusted margin), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief